82-4578

centrica

taking care of the essentials

RECEIVED
2005 APR 11 A 10:04

FAX MESSAGE

05007125

To:	Office of International Corporation Finance, SEC	Date:	8 Apr
At:	001 202 942 96 24	Ref:	Stock Exchange Announcement
From:	Secretariat	No. of pages (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019



taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

8 April, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors' interests – Long Term Incentive Scheme (LTIS).
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

8 April 2005

Centrica plc

Directors' interests – Long Term Incentive Scheme (LTIS)

Centrica announces that on 7 April 2005, a total of 3,409,534 Centrica ordinary shares of 6 $^{14}/_{81}$ pence each in respect of awards made under the terms of the LTIS in April 2002 were released from trust to participants including the Executive Directors. These awards, which were subject to performance conditions*, were released by the trustee of the scheme following the completion of the respective three-year performance period. On release, participants are liable to pay income tax at their marginal rate and National Insurance contributions at 1% on the value of the shares.

The Executive Directors sold shares (41%) to meet the income tax and National Insurance liabilities. Sir Roy Gardner also sold the balance of shares released to him. The shares were sold at 234.5p on 7 April 2005. The specific details of the release and disposals relating to the Executive Directors are as follows:

	Phil Bentley	Mark Clare	Sir Roy Gardner	Jake Ulrich
Shares released	104,916	108,754	179,125	111,313
Shares sold	43,016	44,590	179,125	45,639
Net number of shares transferred to participant	61,900	64,164	0	65,674

In accordance with Company policy, each Executive Director has to maintain a minimum shareholding in the Company at least equal to their respective base salary.

The total share interests held under LTIS for each Executive Director following this notification are as follows:

Phillip Bentley	692,359
Mark Clare	724,404
Sir Roy Gardner	1,216,362
Jake Ulrich	742,493

Following this release, the LTIS trust, in which the Executive Directors along with other Centrica group employees have a potential interest, holds 2,796,715 shares.

* The performance condition for the LTIS is linked to the Company's total shareholder return (TSR) relative to the returns of its FTSE 100 comparator group. The maximum award only vests if the Company's TSR over the performance period is ranked in 25th position or above of the 100 companies in the LTIS comparator group. For the award made in 2002, at the conclusion of the performance period on 1 April 2005, the Company was ranked in thirty-ninth position in the LTIS comparator group and accordingly, 76.7% of the award was transferable.

Enquiries: Media Relations 01753 494084
Investor Relations 01753 494900


centrica
taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	5 April, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**



taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

5 April, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Annual Long Term Incentive Scheme Allocations

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

5 April 2005

Centrica plc
Annual Long Term Incentive Scheme Allocations

Centrica announces that on 1 April 2005, conditional allocations of ordinary shares in Centrica plc were made by the trustee of the Centrica Long Term Incentive Scheme (LTIS) to a number of employees, including the following Executive Directors:

Executive director	Number of shares in conditional allocation
Phillip Bentley	165,646
Mark Clare	164,006
Sir Roy Gardner	292,258
Jake Ulrich	168,926

The percentage of the allocation eventually to vest is dependent on the satisfaction of performance criteria over a three-year performance period commencing on 1 April 2005. The performance criteria are based on the Company's total shareholder return (TSR) against that of the companies comprising the FTSE 100 at the start of the performance period (the Comparator Group).*

The base price from which performance will be measured is 234.87p (being the average of the closing mid-market prices for Centrica plc for the period 1 April 2004 to 31 March 2005).

The conditional allocations shown above represent the maximum potential award possible if all performance criteria are met at the end of the three-year performance period. If and to the extent that performance criteria are satisfied at the conclusion of the performance period, the relevant number of shares will be transferred to executives at the trustee's discretion.

*The maximum allocation of shares only vests if the Company's TSR over the performance period is ranked in 25th position or above in the Comparator Group. No shares vest if the TSR over the performance period is ranked below 50th position in the Comparator Group. From 25th to 50th position, shares vest on a scale from 100% to 40%.

Total share interests held under LTIS for each Executive Director following this notification are as follows:

Phillip Bentley	829,147
Mark Clare	866,196
Sir Roy Gardner	1,449,902
Jake Ulrich	887,622

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company Centrica plc			2.	Name of director Phillip Bentley		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of 2 above			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)		
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)			6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary		
7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification		

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 1 April 2005	18.	Period during which or date on which exercisable 1 April 2008 to 31 March 2015
19.	Total amount paid (if any) for grant of the option Nil	20.	Description of shares or debentures involved: class, number Option over 441,723 ordinary shares in Centrica plc
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 228.65p	22.	Total number of shares or debentures over which options held following this notification 2,081,141 shares
23.	Any additional information	24.	Name of contact and telephone number for queries Robert Franklin – 01753 494009

25.	**Name and signature of authorised company official responsible for making this notification** Robert Franklin, Assistant Company Secretary
	Date of notification 5 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	**Name of company** Centrica plc			2.	**Name of director** Mark Clare		
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest** In respect of 2 above			4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**		
5.	**Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**			6.	**Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary**		
7.	**Number of shares/amount of stock acquired**	8.	**Percentage of issued class**	9.	**Number of shares/amount of stock disposed**	10.	**Percentage of issued class**
11.	**Class of security**	12.	**Price per share**	13.	**Date of transaction**	14.	**Date company informed**
15.	**Total holding following this notification**			16.	**Total percentage holding of issued class following this notification**		

If a director has been granted options by the company please complete the following boxes.

17.	**Date of grant** 1 April 2005	18.	**Period during which or date on which exercisable** 1 April 2008 to 31 March 2015
19.	**Total amount paid (if any) for grant of the option** Nil	20.	**Description of shares or debentures involved: class, number** Option over 437,439 ordinary shares in Centrica plc

21.	**Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise** 228.65p	22.	**Total number of shares or debentures over which options held following this notification** 2,140,027 shares
23.	**Any additional information**	24.	**Name of contact and telephone number for queries** Robert Franklin – 01753 494009

25.	**Name and signature of authorised company official responsible for making this notification** Robert Franklin, Assistant Company Secretary

Date of notification 5 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	**Name of company** Centrica plc	2.	**Name of director** Sir Roy Gardner
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest** In respect of 2 above	4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**
5.	**Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**	6.	**Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary**

7.	**Number of shares/amount of stock acquired**	8.	**Percentage of issued class**	9.	**Number of shares/amount of stock disposed**	10.	**Percentage of issued class**
11.	**Class of security**	12.	**Price per share**	13.	**Date of transaction**	14.	**Date company informed**

15.	**Total holding following this notification**	16.	**Total percentage holding of issued class following this notification**

If a director has been granted options by the company please complete the following boxes.

17.	**Date of grant** 1 April 2005	18.	**Period during which or date on which exercisable** 1 April 2008 to 31 March 2015
19.	**Total amount paid (if any) for grant of the option** Nil	20.	**Description of shares or debentures involved: class, number** Option over 779,357 ordinary shares in Centrica plc
21.	**Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise** 228.65p	22.	**Total number of shares or debentures over which options held following this notification** 3,580,170 shares
23.	**Any additional information**	24.	**Name of contact and telephone number for queries** Robert Franklin – 01753 494009
25.	**Name and signature of authorised company official responsible for making this notification** Robert Franklin, Assistant Company Secretary		

Date of notification 5 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	**Name of company** Centrica plc	2.	**Name of director** Jake Ulrich
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest** In respect of 2 above	4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**
5.	**Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**	6.	**Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary**

7.	**Number of shares/amount of stock acquired**	8.	**Percentage of issued class**	9.	**Number of shares/amount of stock disposed**	10.	**Percentage of issued class**
11.	**Class of security**	12.	**Price per share**	13.	**Date of transaction**	14.	**Date company informed**

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 1 April 2005	18.	Period during which or date on which exercisable 1 April 2008 to 31 March 2015
19.	Total amount paid (if any) for grant of the option Nil	20.	Description of shares or debentures involved: class, number Option over 450,470 ordinary shares in Centrica plc
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 228.65p	22.	Total number of shares or debentures over which options held following this notification 2,196,919 shares
23.	Any additional information	24.	Name of contact and telephone number for queries Robert Franklin – 01753 494009
25.	Name and signature of authorised company official responsible for making this notification Robert Franklin, Assistant Company Secretary		

Date of notification 5 April 2005




centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	31 March, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**


centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

31 March, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica acquires LNG capacity at Isle of Grain.

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor Berkshire SL4 5GD

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	4 April, 2005
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	6

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

4 April, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs – 21, 22 and 23 March and 1 April 2005
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Free annual report 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:55 01-Apr-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 1 April 2005 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 228p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:47 23-Mar-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 23 March 2005 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 224.1891p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:04 22-Mar-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 22 March 2005 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 224.4228p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:17 21-Mar-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 21 March 2005 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 224.0191p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END